JBDI Holdings Limited

34 Gul Crescent

Singapore 629538

+65 6861 4150

August 26, 2024

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited
(SEC File No. 333-276945)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JBDI Holdings Limited (the “Registrant”) hereby requests that Pre-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-276945), filed with the Commission on August 21, 2024, become effective at 2:00 pm (Eastern Time) on August 26, 2024, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington D.C. and Singapore, if you have any questions or concerns, please contact David Stefanski, Esq. at (303) 717-0744.

JBDI HOLDINGS LIMITED

By:	/s/ Mr. Lim Chwee Poh
Name:	Mr. Lim Chwee Poh
Title:	Executive Director and Principal Executive Officer

c:	Henry F. Schlueter
David Stefanski